SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program

Years Ended December 31, 2004 and 2003

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and  2003

Report of Independent Registered Public Accounting Firm

Plan Investment Committee and Benefit Plans Committee and Plan Participants
State Street Corporation

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 10, 2005

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments:
State Street Corporation ESOP Fund	$320,231,356	$351,508,127
Active U.S. Large Cap Core Fund	95,711,783	88,097,901
Principal Preservation Fund	71,792,976	69,301,504
S&P Midcap Index Fund	68,523,093	52,203,370
S&P 500 Flagship Fund	68,419,861	51,671,860
U.S. Core Opportunities Fund	66,181,150	68,961,035
Short-Term Investment Fund	64,946,488	78,155,641
Russell 2000 Index Securities Lending Fund	52,490,465	35,716,940
Daily EAFE Securities Lending Fund	49,923,619	34,869,846
Bond Market Fund	39,386,464	39,311,823
Aggressive Lifestyle Fund	27,358,971	20,917,650
Participant loans	18,763,995	19,306,199
Self Managed Brokerage Accounts	18,448,252	17,986,496
Moderate Lifestyle Fund	16,884,943	14,928,346
Conservative Lifestyle Fund	11,905,164	9,022,535
Total investments	990,968,580	951,959,273

Accrued income	3,004,370	3,763,600
Total assets	993,972,950	955,722,873

Liabilities
Other liabilities	356,261	1,238,564

Net assets available for benefits	$993,616,689	$954,484,309

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Additions
Contributions:
Participants	$58,295,765	$62,609,581
Employer	17,787,650	19,569,709
Rollovers	6,987,763	23,678,875
	83,071,178	105,858,165

Net appreciation in fair value of investments	32,889,683	182,340,032
Interest and dividend income	9,302,984	10,490,112
Transfer in from Princeton Financial Systems, Inc. 401(k) Plan (Note 1)	4,943,350	—
Transfer in of participant loans from Deutsche Bank 401(k) Plan (Note 1)	—	1,168,046
Total additions	130,207,195	299,856,355

Deductions
Benefits paid directly to participants	89,916,973	123,685,887
Administrative expenses	1,157,842	982,965
Total deductions	91,074,815	124,668,852

Net increase	39,132,380	175,187,503

Net assets available for benefits at beginning of year	954,484,309	779,296,806

Net assets available for benefits at end of year	$993,616,689	$954,484,309

See accompanying notes.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees of State Street Corporation and certain related companies (the Corporation) are immediately eligible to participate in the Plan, as defined in the Plan.

Plan Amendments and Other Changes

During 2004 and 2003, the following amendments and changes were made to the Plan:

•    Effective January 1, 2004, certain former employees of Princeton Financial Systems, Inc., a wholly owned subsidiary of State Street Bank & Trust Company, became employees of State Street Bank & Trust Company.  Total plan assets transferred into the Plan from Princeton Financial Systems, Inc. 401(k) Plan amounted to $4,943,350 for these employees.

•    Effective January 1, 2003, pursuant to an agreement between the Corporation and U.S. Bancorp, participants are allowed to rollover their loan balance to the U.S. Bank’s 401(k) Plan.

•    Effective January 1, 2003, the Plan was amended to comply with the minimum distribution rules enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

•    Effective February 1, 2003, certain former employees of Deutsche Bank who became employees of the Corporation were granted service credit for years of service rendered to their former employer. Participants were permitted to transfer their loan balances to the Plan from the Deutsche Bank 401(k) Plan. Total loans in the amount of $1,168,046 were transferred to the Plan.

•    Effective February 1, 2003, the Plan was amended to include Intersec Research Corporation as an additional participating employer.

• Effective April 1, 2003 and July 16, 2003, certain former employees of Deutsche Investment Management Americas, Inc. and Deutsche Bank Trust Company Americas, respectively, were granted service credits for years of service rendered to their previous employer.

• Effective June 27, 2003, the Plan was amended to incorporate special provisions regarding the 2003 Voluntary Separation Program (Program). Participants who have satisfied all applicable requirements of the Program may receive their accounts in installments if at least 50 years of age and they have completed five years of service.

• On October 23, 2003, the Plan Committee imposed a 30-day trading restriction on the Daily EAFE Fund.

Contributions

Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 25% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-deferred contribution. All employees who have completed one year of employment during which they have worked at least 1,000 hours are eligible for corporate matching contributions.

Participant contributions and matching contributions are allocated in investment funds, including the ESOP Fund, at the participant’s direction with no restrictions.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them, and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution or may elect to defer the payment of their benefits and remain in the plan, at which time the participants become nonactive.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Effective June 1, 2003, participants who terminate their employment with the Corporation may elect to continue to repay their outstanding loan balance directly to the trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Corporation contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Accounts, and in the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of participant accounts in the Self Managed Brokerage Accounts is based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and ask price, whichever is more recent.

Investments in the Principal Preservation Fund are units representing investments in guaranteed investment contracts of insurance companies, which are rated AAA or AA by the major rating agencies. Investment contracts are valued at contract value. Investment contracts will normally be held to maturity and meet the fully benefit-responsive requirements of AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.

Investment contracts, in the Principal Preservation Fund, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Corporation-initiated events, such as in connection with the sale of the business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The crediting interest rate was 4.06% and 4.20% for plan years December 31, 2004 and 2003, respectively. Rates are fixed on traditional investment contracts and are reset quarterly or monthly on synthetic investment contracts.  All resets have a floor of 0%.

The fair value of the investment contracts, included in the Principal Preservation Fund, at December 31, 2004 and 2003 was $77,794,408 and $78,878,722, respectively. The average yield was approximately 4.17% in 2004 and 4.64% in 2003.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 2003 financial statement amounts have been reclassified to conform with the 2004 presentation.

3. Investments

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31
	2004	2003

Collective Investment Funds	$51,991,503	$86,144,754
Common stock	89,536	2,810,068
Mutual funds	58,982	190,093
Bonds	1,776	1,060
State Street Corporation—common stock	(19,252,114)	93,194,057

Net appreciation in fair value of investments	$32,889,683	$182,340,032

4. Transactions and Agreements with Parties-in-Interest

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated March 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s Tax Counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and therefore, believe that the Plan is qualified and the related trust is tax exempt.

7. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003.

	2004	2003

Net assets available for benefits per the financial statements	$993,616,689	$954,484,309
Amounts allocated to withdrawing participants	10,000	1,946,384

Net assets available for benefits per the Form 5500	$993,606,689	$952,537,925

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004.

Benefits paid to participants per the financial statements	$89,916,973
The change in amounts allocated to withdrawing participants	(1,936,384)

Benefits paid to participants per the Form 5500	$87,980,589

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

8. Subsequent Event

Effective January 1, 2005, the Plan was amended to include Princeton Financial Systems, Inc. as an additional participating employer. Subsequently, on February 11, 2005, the Princeton Financial Systems, Inc. 401(k) Plan with total plan assets of $8,868,761 was merged into the Plan.

Supplemental Schedule

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

		Current
Identity of Issue	Description of Investment	Value

State Street Bank and Trust Company
Investment Funds for Employee Trusts:
State Street Corporation ESOP Fund*	6,519,369 units of participation	$320,231,356
Active U.S. Large Cap Core Fund*	4,866,372 units of participation	95,711,783

Principal Preservation Fund*:
Bank of America	2000 Stable Fixed Income Fund,
	5.72%; matures February 2009	660,480
Bank of America	2000 Stable Fixed Income Fund,
	5.46%; (SSgA Daily Mortgage Fund)	1,417,243
Caisse Des Depots	2002 Stable Fixed Income Fund,
	4.65%; matures February 2007	599,632
Caisse Des Depots	2004 Stable Fixed Income Fund,
	5.50% ; (SSgA Daily Mortgage Fund)	2,039,120
GE Capital Assurance Co.	2000 Stable Fixed Income Fund,
	6.71%; matures 3/31/05	1,293,647
GE Capital Assurance Co.	2001 Stable Fixed Income Fund,
	5.79%; matures 6/30/05, 12/29/05	1,625,356
GE Capital Assurance Co.	2001 Stable Fixed Income Fund,
	3.64%; matures 6/15/05, 3/15/07, 9/15/07, 12/15/07	3,205,375
GE Life and Annuity	2004 Stable Fixed Income Fund,
	3.91%; matures 2/27/07, 5/29/09, 8/31/09	2,820,376
Hartford Life Insurance Co.	2001 Stable Fixed Income Fund,
	5.85%; matures 6/30/05	814,416
Hartford Life Insurance Co.	2001 Stable Fixed Income Fund,
	5.58%; matures 9/30/05	500,195

		Current
Identity of Issue	Description of Investment	Value

ING USA Life and Annuity	2004 Stable Fixed Income Fund,
	3.87%; matures 4/30/07, 12/31/08, 11/30/09	$1,900,000
Metropolitan Life Insurance Co.	2001 Stable Fixed Income Fund,
	4.65%; matures 3/31/05, 6/29/06	767,656
Metropolitan Life Insurance Co.	2002 Stable Fixed Income Fund,
	5.42%; matures 3/15/05, 12/15/05, 9/15/06	1,728,125
Metropolitan Life Insurance Co.	2002 Stable Fixed Income Fund,
	4.13%; matures 3/15/06, 3/15/07	1,475,209
Monumental Life Insurance Co.	1999 Stable Fixed Income Fund,
	4.88% (SSgA Daily Mortgage Fund)	1,365,544
Monumental Life Insurance Co.	2000 Stable Fixed Income Fund,
	4.46%, Commercial Mortgage BS	1,086,682
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund,
	4.28%; matures August 2009	1,000,334
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund,
	3.19%; matures August 2008	2,001,642
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund,
	4.39%; matures October 2014	1,428,905
Monumental Life Insurance Co.	2001 Stable Fixed Income Fund,
	4.69%; matures 9/29/05, 6/29/06	1,158,376
Monumental Life Insurance Co.	2001 Stable Fixed Income Fund,
	5.17%; matures 6/30/05, 12/29/05, 9/28/06	1,303,989
New York Life Insurance Co.	2003 Stable Fixed Income
	Fund, 2.10%; matures 3/31/06, 9/28/07	1,727,032
New York Life Insurance Co.	2003 Stable Fixed Income
	Fund, 2.76%; matures 3/31/05, 12/31/07, 3/31/08	2,077,550

		Current
Identity of Issue	Description of Investment	Value

Principal Mutual Life Ins. Co.	2001 Stable Fixed Income Fund,
	4.95%; matures 9/28/05, 12/29/05, 3/30/06	$2,914,516
Principal Mutual Life Ins. Co.	2003 Stable Fixed Income Fund,
	3.02%; matures 6/30/05, 9/29/06, 3/30/07	3,678,434
Protective Life Insurance Co.	2002 Stable Fixed Income Fund,
	3.94%; matures 9/15/05, 9/15/06, 6/15/07	3,796,075
Protective Life Insurance Co.	2003 Stable Fixed Income Fund,
	3.31%; matures 6/30/06, 12/29/06, 9/28/07, 12/31/07	3,700,044
Raiffeisen-Boerenleenbank B.A.	2004 Stable Fixed Income Fund,
	3.78%; matures November 2010	1,335,756
Raiffeisen-Boerenleenbank B.A.	2002 Stable Fixed Income Fund,
	5.04% (SSgA Daily Mortgage Fund)	1,166,067
Raiffeisen-Boerenleenbank B.A.	2002 Stable Fixed Income Fund,
	5.50%; matures October 2010	662,432
Raiffeisen-Boerenleenbank B.A.	2002 Stable Fixed Income Fund,
	5.38%; matures September 2009	1,381,453
Travelers Life and Annuity Company	2002 Stable Fixed Income Fund,
	4.81%; matures 6/15/05, 6/15/06, 12/15/06	1,684,872
Travelers Life and Annuity Company	2003 Stable Fixed Income Fund,
	2.78%; matures 9/29/06, 3/31/07	2,086,715
Travelers Life and Annuity Company	2003 Stable Fixed Income Fund,
	2.30%; matures 6/30/05, 6/30/06, 6/29/07	2,583,764
Union Bank of Switzerland, AG	2002 Stable Fixed Income Fund,
	2.71%; matures December 2006	924,687
Union Bank of Switzerland, AG	2004 Stable Fixed Income Fund,
	3.97%; matures March 2011	934,004

			Current
Identity of Issue	Description of Investment		Value

Union Bank of Switzerland, AG	2004 Stable Fixed Income Fund,
	4.62%; matures July 2022		$1,712,284
Union Bank of Switzerland, AG	2004 Stable Fixed Income Fund,
	4.39%; matures May 2016		1,495,361
United of Omaha Life Insurance Company	2002 Stable Fixed Income Fund,
	5.16%; matures 9/15/05, 12/15/06		1,136,726
United of Omaha Life Insurance Company	2002 Stable Fixed Income Fund,
	4.51%; matures 3/15/05, 3/15/06, 12/15/06		2,782,452
United of Omaha Life Insurance Company	2004 Stable Fixed Income Fund,
	3.96%; matures 3/31/09, 6/30/09, 7/31/09		1,912,563
United of Omaha Life Insurance Company	2004 Stable Fixed Income Fund,
	3.85%; matures 4/30/08, 1/30/09, 9/30/09		1,907,887
Total Principal Preservation Fund			71,792,976

Short-Term Investment Fund*	64,946,488	units of participation	64,946,488
Daily EAFE Securities Lending Fund*	3,383,964	units of participation	49,923,619
Bond Market Fund*	1,676,021	units of participation	39,386,464
U.S. Core Opportunities Fund*	6,924,888	units of participation	66,181,150
Conservative Lifestyle Fund*	457,428	units of participation	11,905,164
Moderate Lifestyle Fund*	394,129	units of participation	16,884,943
Aggressive Lifestyle Fund*	819,447	units of participation	27,358,971
Russell 2000 Index Securities Lending Fund*	2,532,712	units of participation	52,490,465
S&P Midcap Index Fund*	3,024,902	units of participation	68,523,093
S&P 500 Flagship Fund*	309,334	units of participation	68,419,861
Self Managed Brokerage Accounts			18,448,252
Participant loans*	4.75% to 10.50%		18,763,995

			$990,968,580

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 23, 2005	By:	/s/ Pamela D. Gormley

Pamela D. Gormley

Executive Vice President and
Corporate Controller

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment Number 2 to the Registration Statement (Form S-8 No. 2-68696) pertaining to the State Street Salary Savings Program of our report dated May 10, 2005, with respect to the financial statements and schedule of the State Street Salary Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

ERNST & YOUNG LLP

Boston, Massachusetts

June 20, 2005